SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Aviva plc

VOTING RESULTS OF 2012 ANNUAL GENERAL MEETING

Aviva plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held today.

	For	Against	Votes Withheld
Resolution 1: To receive the Annual Report and Accounts	1,680,827,106	1,771,127	813,619
Resolution 2: To approve the Directors' Remuneration Report	689,866,051	823,427,927	152,226,917
Resolution 3: To receive the Corporate Responsibility Report	1,679,997,161	805,058	2,615,504
Resolution 4: To declare a final dividend	1,680,627,684	1,935,262	870,805
Resolution 5: To elect John McFarlane	1,674,723,759	7,328,460	1,381,277
Resolution 6: To elect Gay Huey Evans	1,675,913,722	6,092,989	1,419,516
Resolution 7: To elect Trevor Matthews	1,675,725,315	6,315,321	1,396,661
Resolution 8: To elect Glyn Barker	1,606,538,523	5,930,145	70,972,336
Resolution 9: To re-elect Mary Francis	1,586,818,335	25,742,681	70,872,731
Resolution 10: To re-elect Richard Karl Goeltz	1,622,585,954	59,433,432	1,417,280
Resolution 11: To re-elect Euleen Goh	1,664,348,970	17,721,039	1,368,223
Resolution 12: To re-elect Michael Hawker	1,523,210,002	89,368,954	70,852,420
Resolution 13: To re-elect Igal Mayer	Withdrawn	Withdrawn	Withdrawn
Resolution 14: To re-elect Andrew Moss	1,519,199,522	77,584,355	86,638,938
Resolution 15: To re-elect Patrick Regan	1,658,627,324	23,490,474	1,327,193
Resolution 16: To re-elect Colin Sharman	1,588,673,919	8,009,007	86,742,879
Resolution 17: To re-elect Russell Walls	1,606,010,224	6,451,516	70,974,745
Resolution 18: To re-elect Scott Wheway	1,471,450,574	141,110,112	70,861,502
Resolution 19: To reappoint, as auditor PricewaterhouseCoopers	1,663,198,326	13,188,041	7,043,290
Resolution 20: To authorise the directors to determine the auditor's remuneration	1,657,188,411	19,020,343	7,206,225
Resolution 21: To authorise the directors to allot relevant securities subject to the restrictions set out in the resolution	1,594,226,138	69,206,725	19,990,745
Resolution 22: To approve the renewal of the authority to make non pre-emptive share allotments (Special Resolution)	1,676,965,138	4,619,507	1,846,208
Resolution 23: To authorise the purchase of the Company's ordinary shares up to a specified amount (Special Resolution)	1,676,514,764	5,649,487	1,265,713
Resolution 24: To authorise the purchase of the Company's 8¾% preference shares up to a specified amount (Special Resolution)	1,678,761,102	1,864,270	2,803,265
Resolution 25: To authorise the purchase of the Company's 8⅜% preference shares up to a specified amount (Special Resolution)	1,678,729,936	1,878,080	2,817,335
Resolution 26: To authorise the Company and any subsidiary company in the Group to make political donations	1,601,851,472	79,255,457	2,187,093
Resolution 27: To authorise general meetings other than annual general meetings to be called on not less than 14 clear days' notice (Special Resolution)	1,526,586,056	155,807,519	1,022,388
Resolution 28: To adopt new Articles of Association (Special Resolution)	1,675,142,421	6,005,409	2,253,197
Resolutions 1, 3-28 were carried Resolution 2 was lost

On 3 May 2012, there were 2,907,695,021 Aviva plc ordinary shares in issue. Shareholders are entitled to one vote per share.

In accordance with UK Listing Rule 9.6.2R copies of all the resolutions voted on at the Annual General Meeting have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

A copy of the poll results for the Annual General Meeting is also available on the Aviva website at www.aviva.com/agm

The full text of each of the resolutions is set out in the Notice of Annual General Meeting, copies of which are available on the Aviva website at www.aviva.com/agm

Enquiries:

Kirstine Cooper
Group General Counsel and Company Secretary                 +44 (0)20 7662 6646

Media
Nigel Prideaux                                                                           +44 (0)20 7662 0215
Andrew Reid                                                                             +44 (0)20 7662 3131
Sue Winston                                                                             +44 (0)20 7662 8221

Analysts
Charles Barrows                                                                        +44 (0)20 7662 8115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 03 May, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary